Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Parsley Energy, Inc.:
We consent to the incorporation by reference in the registration statements Form S-8 (No. 333‑196295) and Form S-3 (No. 333-204766) of Parsley Energy, Inc. and subsidiaries (the “Company”), including any amendments thereto, of our reports dated February 27, 2017, with respect to the consolidated balance sheets of the Company as of December 31, 2016 and 2015, and the related consolidated statements of operations, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2016, and the effectiveness of internal control over financial reporting as of December 31, 2016, which reports appear in the Company’s annual report on Form 10‑K for the year ended December 31, 2016.

Dallas, Texas
February 27, 2017